Mail Stop 3561

November 7, 2006

Mr. Christopher J. Thomas, Chief Financial Officer
DryShips, Inc.
80 Kifissias Avenue
Amaroussion, Greece 15125

> **Re:** **DryShips, Inc.**
> **Form 20-F/A for the year ended December 31, 2005**
> **Filed May 11, 2006**
> **File No. 000-51141**

Dear Mr. Thomas:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief